UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Aspen Aerogels Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

04523Y105
(CUSIP Number)

RCGM, LLC
Reservoir Capital Group, L.L.C.
Reservoir Capital Partners (Cayman) L.P.
RCP GP, LLC
Reservoir Capital Partners, L.P.
Reservoir Capital Master Fund, L.P.
767 Fifth Avenue, 16th Floor
New York, New York 10153
(212) 610-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 04523Y105	SCHEDULE 13D	Page 2 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RCGM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,895,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,895,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 04523Y105	SCHEDULE 13D	Page 3 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel H. Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,895,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,895,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 04523Y105	SCHEDULE 13D	Page 4 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Craig A. Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,895,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,895,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 04523Y105	SCHEDULE 13D	Page 5 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reservoir Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,895,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,895,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,895,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 04523Y105	SCHEDULE 13D	Page 6 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reservoir Capital Partners (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,644,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,644,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04523Y105	SCHEDULE 13D	Page 7 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RCP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,644,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,644,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 04523Y105	SCHEDULE 13D	Page 8 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reservoir Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,644,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,644,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04523Y105	SCHEDULE 13D	Page 9 of 15

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reservoir Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 251,915
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 251,915
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04523Y105	SCHEDULE 13D	Page 10 of 15

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Aspen Aerogels Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 30 Forbes Road, Building B, Northborough, Massachusetts, 01532.

Item 2.  Identity and Background.

This Statement is being filed by RCGM, LLC, a Delaware limited liability company (“RCGM”), Mr. Daniel H. Stern, Mr. Craig A. Huff, Reservoir Capital Group, L.L.C., a Delaware limited liability company (“RCG”), Reservoir Capital Partners (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“RCP Cayman”), RCP GP, LLC, a Delaware limited liability company (“RCP GP”), Reservoir Capital Partners, L.P., a Delaware limited partnership (“RCP”), and Reservoir Capital Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands (“RCMF”), with respect to the beneficial ownership of the Common Stock of the Company.

This Statement is being filed jointly by RCGM, Messrs. Stern and Huff, RCG, RCP Cayman, RCP GP, RCP and RCMF (each a “Reporting Person” and collectively the “Reporting Persons”) pursuant to a joint filing statement attached hereto as Exhibit 1.

RCGM is a Delaware limited liability company and the managing member of RCG. The address of RCGM’s principal business and principal office is 767 Fifth Avenue, 16th Floor, New York, New York 10153.

Each of Mr. Stern and Mr. Huff (collectively, the “Reservoir Members”), are United States citizens and the senior managing members of RCGM.  The address of the Reservoir Members’ principal business and principal office is 767 Fifth Avenue, 16th Floor, New York, New York 10153.

RCG is a Delaware limited liability company formed to act as the general partner of affiliated private funds and serves as the general partner of RCP Cayman and RCMF.  The address of RCG’s principal business and principal office is 767 Fifth Avenue, 16th Floor, New York, New York 10153.

RCP Cayman is a private investment partnership organized under the laws of the Cayman Islands and is the sole member of RCP GP.  The address of RCP Cayman’s principal business and principal office is 767 Fifth Avenue, 16th Floor, New York, New York 10153.

RCP GP is a Delaware limited liability company that is wholly-owned by RCP Cayman and serves as the general partner of RCP. The address of RCP GP’s principal business and principal office is 767 Fifth Avenue, 16th Floor, New York, New York 10153.

CUSIP No. 04523Y105	SCHEDULE 13D	Page 11 of 15

RCP is a private investment partnership organized under the laws of Delaware. The address of RCP’s principal business and principal office is 767 Fifth Avenue, 16th Floor, New York, New York 10153.

RCMF is a private investment partnership organized under the laws of the Cayman Islands. The address of RCP’s principal business and principal office is 767 Fifth Avenue, 16th Floor, New York, New York 10153.

Information regarding the control persons and executive officers of the Reporting Persons (other than the Reservoir Members) is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all such persons are citizens of the United States.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The shares of Common Stock held by the Reporting Persons were acquired (i) upon the exercise or conversion of other securities of the Company and (ii) for cash in connection with the Company’s IPO in 2014.

The funds used to purchase such Common Stock, as well as the securities that were converted into and exchanged for Common Stock, were obtained from capital contributions of the limited partners of RCP and RCMF.

In addition, RCP and RCMF hold shares of Common Stock that Mr. Huff received as compensation for his service as a director of the Company.  Pursuant to an arrangement between Mr. Huff, RCP and RCMF (collectively, the “Reservoir Funds”), such shares were initially held by him solely as a nominee for the Reservoir Funds and he transferred such shares to

CUSIP No. 04523Y105	SCHEDULE 13D	Page 12 of 15

the applicable Reservoir Funds as soon as practicable after such shares could be transferred without restrictions.

Item 4.  Purpose of Transaction.

RCP and RCMF acquired the shares of Common Stock for investment purposes and the Reporting Persons hold such shares of Common Stock for investment purposes.  Mr. Huff, a senior managing member of RCGM, served on the board of directors of the Company until his resignation from the board on July 31, 2017.

Following Mr. Huff’s resignation, the Reporting Persons will continue to evaluate their investment in the Company and expect to continue to engage in communications with, without limitation, one or more shareholders of the Company, management of the Company and/or one or more members of the board of directors of the Company. The Reporting Persons expect that they will, from time to time, review their investment position in the Company and may, depending on the Company’s performance and other market conditions, dispose of Common Stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors.  Depending upon the factors noted above, the Reporting Persons may also decide to hold all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Common Stock.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

All calculations of percentage ownership herein are based on a total of 23,508,417 shares of common stock of the Issuer outstanding as of May 1, 2017, as reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission for the period ended March 31, 2017.

CUSIP No. 04523Y105	SCHEDULE 13D	Page 13 of 15

(a) As of the date hereof, (i) RCP owns of record 2,644,066 shares of Common Stock, representing 11.2% of the Company’s outstanding Common Stock and (ii) RCMF owns of record 251,915 shares of Common Stock, representing 1.1% of the Company’s outstanding Common Stock. Other than RCP and RCMF, no Reporting Person owns of record any shares of Common Stock.

RCGM, RCG, RCP Cayman and RCP GP may be deemed to indirectly beneficially own the shares of Common Stock directly owned by RCP and RCGM and RCG may be deemed to indirectly beneficially own the shares of Common Stock directly owned by RCMF.  In addition, by virtue of the fact that (i) the securities held by RCP may be deemed to be beneficially owned by the Reservoir Members, who are the senior managing members of RCGM, which is in turn the managing member of RCG, which is in turn the general partner of RCP Cayman, which is in turn the sole member of RCP GP, and which is in turn the general partner of RCP and (ii) the securities held by RCMF may be deemed to be beneficially owned by the Reservoir Members, who are the senior managing members of RCGM and RCGM is the managing member of RCG, which is in turn the general partner of RCMF, the Reservoir Members share voting and investment control over the shares held by RCP and RCMF. Each of the Reservoir Members, RCGM, RCG, RCP Cayman and RCP GP disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the shares of Common Stock that may be deemed to be owned beneficially by each of them.

(c) To the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by any Reporting Person.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1:  Joint Filing Statement.

CUSIP No. 04523Y105	SCHEDULE 13D	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 3, 2017

RCGM, LLC
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Daniel H. Stern
/s/ Daniel H. Stern
Name:	Daniel H. Stern

Craig A. Huff
/s/ Craig A. Huff
Name:	Craig A. Huff

Reservoir Capital Group, L.L.C.
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Reservoir Capital Partners (Cayman), L.P. By: Reservoir Capital Group, L.L.C., its general partner
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

RCP GP, LLC
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

CUSIP No. 04523Y105	SCHEDULE 13D	Page 15 of 15

Reservoir Capital Partners, L.P. By: RCP GP, LLC, its general partner
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Reservoir Capital Master Fund, L.P. By: Reservoir Capital Group, L.L.C., its general partner
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

EXHIBIT 1
to SCHEDULE 13D
JOINT FILING STATEMENT
PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated:   August 3, 2017

RCGM, LLC
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Daniel H. Stern
/s/ Daniel H. Stern
Name:	Daniel H. Stern

Craig A. Huff
/s/ Craig A. Huff
Name:	Craig A. Huff

Reservoir Capital Group, L.L.C.
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Reservoir Capital Partners (Cayman), L.P. By: Reservoir Capital Group, L.L.C., its general partner
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

RCP GP, LLC
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Reservoir Capital Partners, L.P. By: RCP GP, LLC, its general partner
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

Reservoir Capital Master Fund, L.P. By: Reservoir Capital Group, L.L.C., its general partner
By:	/s/ Craig A. Huff
Name: Craig A. Huff Title: Co-Chief Executive Officer

SCHEDULE I

RCGM, LLC, Reservoir Capital Group, L.L.C. and RCP GP, LLC

The name and principal occupation of each of the directors and executive officers of each of RCP, RCGM and RCP GP are listed below.

Name	Principal Occupation	Citizenship
Daniel H. Stern	Co-Chief Executive Officer	United States
Craig A. Huff	Co-Chief Executive Officer	United States
Gregg M. Zeitlin	Senior Managing Director	United States
Matthew T. Popoli	Senior Managing Director	United States
Anil Ranavat	Senior Managing Director	United States
Eric Engler	Senior Managing Director	United States
Emily Henry	Chief Operating Officer	United States
Stephen Cho	General Counsel	United States
Cyrus Borzooyeh	Treasurer and Chief Financial Officer	United States

Reservoir Capital Partners (Cayman), L.P.

The general partner of Reservoir Capital Partners (Cayman), L.P. is Reservoir Capital Group, L.L.C.

Reservoir Capital Partners, L.P.

The general partner of Reservoir Capital Partners, L.P. is RCP GP, LLC

Reservoir Capital Master Fund, L.P.

The general partner of Reservoir Capital Master Fund, L.P. is Reservoir Capital Group, L.L.C.